June 14, 2006

Kevin M. Greer
Chief Financial Officer
Spectre Gaming, Inc.
14200 23rd Avenue N.
Minneapolis, MN 55447

RE: Spectre Gaming, Inc.
File No. 000-25764
Form 10-KSB: For the Fiscal Year Ended December 31, 2005

Dear Mr. Greer:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief